UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

ASCEND ACQUISITION CORP.
(Name of Small Business Issuer in Its Charter)

000-51840
(Commission File Number)

Delaware	20-3881465
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

970 West Broadway, PMB 402, Jackson, Wyoming 83001
(Address of Principal Executive Offices)

(307) 734-2645
(Issuer’s Telephone Number, Including Area Code)

ASCEND ACQUISITION CORP.
970 West Broadway, PMB 402
Jackson, Wyoming 83001
(307) 734-2645

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

April 8, 2011

This information statement is being furnished to holders of record of the common stock of Ascend Acquisition Corp., a Delaware corporation (the “Company”), at the close of business on April 8, 2011 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this information statement. Proxies are not being solicited.

INTRODUCTION

We anticipate that, following the expiration of the ten-day period that begins on the later of the date of the filing of this information statement with the Securities and Exchange Commission (“SEC”) pursuant to Rule 14f-1 and the date of mailing of this information statement to the Company’s stockholders, (a) Donald K. Rice (“Rice”), a member of the Company’s board of directors (“Board”) and its former chief executive officer, president and treasurer, will resign from the Board and (b) Jonathan J. Ledecky (“Ledecky”), the managing member of Ironbound Partners Fund, LLC (“Ironbound”), a Delaware limited liability company, will be the sole member of the Board, all pursuant to the terms of that certain Stock Purchase Agreement (“Purchase Agreement”), dated as of January 21, 2011, among the Company, Rice and Ironbound, described below in more detail.

As of April 8, 2011, the Company had issued and outstanding 7,931,675 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders’ meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this information statement carefully. It describes the Purchase Agreement and contains certain biographical and other information concerning the Company’s executive officers and directors.

CHANGE OF CONTROL

The Company was formed on December 5, 2005 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business prior to May 17, 2008.  The Company was unable to complete a business combination within such time period and as a result, the Company’s Board contemplated various alternatives aimed at preserving value for stockholders.  Ultimately, the Board proposed to amend the Company’s certificate of incorporation to permit the continuance of the Company as a corporation beyond the time that was then specified in its certificate of incorporation without the limitations related to the Company’s initial public offering.  This amendment, along with certain other actions, was approved by the Company’s stockholders on September 4, 2008.  Since such time, the Company has been seeking to acquire a business or company or identify some other opportunity for it and its stockholders’ benefit.

To supplement the Company’s working capital needs, Rice had loaned the Company an aggregate of $320,000 in exchange for convertible promissory notes (“Notes”) which, together with interest accrued and unpaid thereon in the amount of $26,830, was convertible into an aggregate of 7,075,000 shares of the Company’s common stock (the “Note Shares”), at a conversion price of approximately $0.05 per share.

On January 21, 2011, the Company entered into and consummated the Purchase Agreement with Rice and Ironbound.

Pursuant to the Purchase Agreement, Rice converted the Notes and the interest accrued and unpaid thereon into the Note Shares.   Immediately after the conversion of the Notes, Rice sold to Ironbound the Note Shares together with 218,550 additional shares of common stock of the Company held by Rice, or an aggregate of 7,293,550 shares of common stock, representing approximately 92% of the outstanding capital stock of the Company in the aggregate, giving effect to the conversion of the Notes, for an aggregate purchase price of $310,000.  Ironbound owned no other shares of capital stock of the Company prior to the consummation of the Purchase Agreement.  Ironbound utilized its working capital as the consideration to make the purchase described above.

Additionally, pursuant to the Purchase Agreement:

•	Rice resigned from all of his officer positions with the Company;

•	Stephen Brown, a member of the Board, resigned from his position; and

•	Ledecky, the managing member of Ironbound, was appointed as a member of the Board and as the Company’s chief executive officer.

As part of the Purchase Agreement, the parties agreed that as soon as practicable after the tenth day after the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 and the date of mailing of this information statement to the Company’s stockholders, Rice would resign from the Board, leaving Ledecky as the sole remaining director of the Company.

The description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Annex A to this information statement.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of April 8, 2011 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock, (ii) each current director and executive officer of the Company and (iii) all executive officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each individual or entity is 970 West Broadway, PMB 402, Jackson, Wyoming 83001.

Name of Beneficial Owner	Number of Shares		Percent of Class
Ironbound Partners Fund, LLC	7,293,550	(1)	92.0%

Jonathan J. Ledecky	7,425,129	(2)	92.1%

Don K. Rice	0		0%

All executive officers and directors as a group (2 person)	7,425,129	(2)	92.1%

*	Less than 1%.

(1)	Jonathan J. Ledecky is the Managing Member of Ironbound and as such has sole voting and dispositive power over the shares held by Ironbound.

(2)	Represents (i) 7,293,550 shares held by Ironbound Partners Fund, LLC, of which Mr. Ledecky controls, and (ii) 131,579 shares issuable upon conversion of a promissory note held by Mr. Ledecky.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The following sets forth information regarding the Company’s current executive officers and directors with the SEC pursuant to Rule 14f-1 and the date of mailing of this information statement to the Company’s stockholders.

Name	Age	Position

Jonathan J. Ledecky	53	Chief Executive Officer and Director

Donald K. Rice	61	Director

Don K. Rice has served as a member of the Board since the Company’s inception and served as the Company’s chairman of the Board, chief executive officer, president and treasurer from the Company’s inception until January 2011.  Mr. Rice will be resigning from the Board in connection with the Purchase Agreement.  Mr. Rice is a managing partner of Capital Point Partners, a mezzanine finance company. Mr. Rice was a co-founder and has been a managing partner of RSTW Partners since 1989.  RSTW Partners is a privately held firm that, through limited partnerships, invests primarily in the subordinated debt of middle market companies located throughout the United States.  Prior to forming RSTW Partners, from 1986 to December 1988, Mr. Rice was affiliated with First Texas Merchant Banking Group, a firm that specialized in providing subordinated debt financing, and was its vice president from 1986 to 1988 and president and chief executive officer from May 1988 to December 1988.  He was also vice president of PruCapital, Inc., an investment subsidiary of The Prudential Insurance Company of America, from March 1984 to April 1986.  Mr. Rice has served as a member of the board of directors of NationsHealth, Inc. since its inception in August 2003. Mr. Rice currently serves as a member of the board of directors of Mrs. Fields Famous Brands, a producer of consumer snack food.  Mr. Rice has served or is currently serving on a number of RSTW Partners portfolio companies’ boards of directors. Mr. Rice has served on the board of the Association for Corporate Growth (Houston Chapter) and the Houston Venture Capital Board. Mr. Rice received a B.B.A. and M.B.A. from the University of Texas

Jonathan J. Ledecky has served as the Company’s chief executive officer and a member of the Company’s Board since January 2011.  We believe Mr. Ledecky is well-qualified to serve as a member of the Board due to his public company experience, operational experience and business contacts.  Mr. Ledecky has served as chairman of Ironbound, a private investment management fund, since March 1999.  Since June 1999, Mr. Ledecky has also served as chairman of the Ledecky Foundation, a philanthropic organization which contributes funds to programs for the education of disadvantaged inner city youth in Washington, D.C., New York and Boston.  From June 2007 to October 2009, Mr. Ledecky served as president, secretary and a member of the board of directors of Triplecrown Acquisition Corp., a blank check company that completed a business combination with Cullen Agricultural Technologies, Inc.  From July 2005 to December 2007, Mr. Ledecky served as president, secretary and a director of Endeavor Acquisition Corp., a blank check company that completed a business combination with American Apparel.  From January 2007 to April 2009, Mr. Ledecky served as president, secretary and a director of Victory Acquisition Corp., a blank check company that did not complete a business combination and returned all of its capital, representing approximately $330 million, to its public shareholders.  In October 1994, Mr. Ledecky founded U.S. Office Products and served as its chief executive officer until November 1997 and chairman until June 1998. During his tenure, U.S. Office Products completed over 260 acquisitions, and grew to a Fortune 500 company with over $2.6 billion in revenues. In June 1998, U.S. Office Products completed a comprehensive restructuring plan whereby four separate entities were spun off to stockholders and U.S. Office Products underwent a leveraged recapitalization. In connection with these transactions, Mr. Ledecky resigned from his position as chairman of U.S. Office Products and became a director of each of the four spin-off entities. In February 1997, Mr. Ledecky founded Building One Services Corporation (originally Consolidation Capital Corporation), an entity formed to identify attractive consolidation opportunities which ultimately focused on the facilities management industry. In November 1997, Building One raised $552 million in an initial public offering. Mr. Ledecky served as Building One’s chief executive officer from November 1997 through February 1999 and as its chairman from inception through its February 2000 merger with Group Maintenance America Corporation. During his tenure with Building One, it completed 46 acquisitions and grew to over $1.5 billion in revenues. From July 1999 to July 2001, Mr. Ledecky was vice chairman of Lincoln Holdings, owners of the Washington sports franchises in the NBA, NHL and WNBA. Since June 1998, Mr. Ledecky has served as a director of School Specialty, a Nasdaq Global Market listed education company that provides products, programs and services that enhance student achievement and development. School Specialty spun out of U.S. Office Products in June 1998. Since 1994, Mr. Ledecky has been involved with numerous other companies in director positions. Mr. Ledecky was a trustee of George Washington University, served as a director of the U.S. Chamber of Commerce and served as commissioner on the National Commission on Entrepreneurship. In addition, in 2004, Mr. Ledecky was elected the Chief Marshal of the 2004 Harvard University Commencement, a singular honor bestowed by his alumni peers for a 25th reunion graduate deemed to have made exceptional contributions to Harvard and the greater society while achieving outstanding professional success. Mr. Ledecky received a B.A. (cum laude) from Harvard University in 1979 and a M.B.A. from the Harvard Business School in 1983.

The Board is currently divided into two classes with only one class of directors being elected in each year and each class serving a three-year term.  Ledecky’s term of office will expire at the second annual meeting.  Rice’s term of office was set to expire at the third annual meeting.  However, Rice will resign from his position following the expiration of the ten-day period that begins on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 and the date of mailing of this information statement to the Company’s stockholders.  Accordingly, the Board will only consist of Ledecky at such time, who will also serve as the Company’s sole executive officer.  As a result, the Company will not have a separate lead director.

Director Independence and Board Committees

None of the members of the Board is currently considered “independent” as that term is commonly used by the national securities exchanges such as NASDAQ or the NYSE Amex.

The Company is not a “listed company” under SEC rules. The Company’s common stock is currently traded on the OTC Bulletin Board. Accordingly, the Company is not required to have an audit (and therefore does not have a member that would qualify as an audit committee financial expert), compensation, or nominating committee.  Furthermore, the Company does not believe it is necessary for the Board to appoint such committees, or have a separately designated lead director, because the volume of matters that come before the Board for consideration permits Ledecky to give sufficient time and attention to such matters to be involved in all decision making.

The Board is responsible for overseeing risk management, and receives reports from management periodically.

Family Relationships

There are no family relationships among the Company’s existing or incoming directors or officers.

Involvement in Certain Legal Proceedings

During the past ten years, no current officer or director of the Company has:

(1) Petitioned for bankruptcy under the federal bankruptcy laws or had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent or similar officer appointed by a court, any business of which such person was a general partner or executive officer either at the time of the bankruptcy or proceeding or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is a named subject of any pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting his involvement the following activities

(a)
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor brokerage, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing to conduct or practice in connection with such activity;

(b)	Engaging in any type of business practice; or

(c)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

(4) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days his right to engage in any type of activity described in 3(a) above, or to be associated with persons engaged in any such activity;

(5) Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated a federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated;

(7) Been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or fining, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

  (a)      Any federal or state securities or commodities law or regulation; or

  (b)      Any law or regulation respecting financing institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

  (c)      Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2010, the Board of directors acted by unanimous written consent on two occasions and also acted by unanimous written consent on three occasions thus far in 2011.

The Board does not have a formal policy of attendance of directors at the annual meeting. It does encourage such attendance. The Company did not have an annual meeting of stockholders in 2009 or 2010.

Compensation Committee Interlocks and Insider Participation

As indicated above, the Company does not have a standing compensation committee.  Furthermore, since the Company’s formation, no executive officer has received any cash compensation for services rendered to the Company, and the Company has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

Nominating Committee and Shareholder-Director Communications

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time.  Given the limited scope of the Company’s operations, the Board believes a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board’s review of the candidates’ resumes and interviews of candidates.  There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors.  However, the Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders should communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the Board believes that persons should be actively engaged in business endeavors, have a financial background, be familiar with acquisition strategies and money management and be able to promote a diversity of views based on the person’s education, experience and professional employment. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Compliance with Section 16(a) of the Exchange Act

Each director and executive officer of the Company and each beneficial owner of 10% or more of the Company’s common stock is required to report his or her transactions in shares of the Company’s common stock to the SEC within a specified period following a transaction. Based on the Company’s review of filings with the SEC and written representations furnished to the Company during the fiscal year ended December 31, 2010, the directors, executive officers, and 10% beneficial owners filed all such reports within the specified time period except that one Form 4 filed by Don K. Rice included two late transactions.

EXECUTIVE AND DIRECTOR COMPENSATION

Current Executive Compensation

As indicated above, since the Company’s formation, no executive officer has received any cash compensation for services rendered to the Company, and the Company has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

Directors’ Compensation

The Company has not paid any compensation to its directors for service on the Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2008, the Company issued a convertible promissory note (the “First Note”) to Rice in a principal amount of $195,000.  The principal balance of the First Note included the principal balance of an earlier promissory note executed on June 16, 2008, plus accrued interest and additional advances made by Rice thereafter.   The First Note was due and payable in full on demand, and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the First Note, Rice had the option of converting all or any portion of the unpaid balance of the First Note into shares of the Company’s common stock at a conversion price equal to $0.04 per share, subject to adjustment upon certain events.

In August 2009, the Company executed a convertible promissory note (the “Second Note”) to Rice, with a principal amount of $50,000.   The Second Note was due and payable in full on demand, and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the Second Note, Rice had the option of converting all or any portion of the unpaid balance of the Second Note into shares of the Company’s common stock at a conversion price equal to $0.05 per share, subject to adjustment upon certain events.

In March 2010, the Company executed a convertible promissory note (the “Third Note”) in favor of Rice, with a principal amount of $30,000.   The Third Note was due and payable in full on demand, and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the Third Note, Rice had the option of converting all or any portion of the unpaid balance of the Third Note into shares of the Company’s common stock at a conversion price equal to $0.06 per share, subject to adjustment upon certain events.

In August 2010, the Company executed a convertible promissory note (the “Fourth Note”) in favor of Rice, with a principal amount of $30,000.   The Fourth Note was due and payable in full on demand, and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the Fourth Note, Rice had the option of converting all or any portion of the unpaid balance of the Fourth Note into shares of the Company’s common stock at a conversion price equal to $0.05 per share, subject to adjustment upon certain events.

In January 2011, the Company executed a convertible promissory note (the “Fifth Note” and together with the First Note, the Second Note, the Third Note and the Fourth Note, the “Rice Notes”) in favor of Rice, with a principal amount of $15,000.  The Fifth Note represented amounts advanced to the Company by Rice during August and November 2010.   The Fifth Note was due and payable in full on demand, and bore interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the Fifth Note, Rice had the option of converting all or any portion of the unpaid balance of the Fifth Note into shares of the Company’s common stock at a conversion price equal to $0.15 per share, subject to adjustment upon certain events.

In January 2011, Rice converted the entire principal balances of the Rice Notes into an aggregate of 7,075,000 shares of common stock of the Company, at an average conversion price equal to approximately $0.045 per share.

In March 2011, the Company executed a convertible promissory note in favor of Ledecky, with a principal amount of $25,000.  The note is due and payable in full on demand and bears interest at the rate of 5% per annum.  At any time prior to the payment in full of the entire balance of the note, Ledecky has the option of converting all or any portion of the unpaid balance of the note into shares of the Company’s common stock at a conversion price equal to $0.19 per share, subject to adjustment upon certain events.  The conversion price was based on the market price of the Company’s common stock at the time of the issuance of the note.  Based on the current conversion price, if Ledecky converts the entire principal balance of the note, he would receive 131,579 shares of the Company’s common stock.

ASCEND ACQUISITION CORP.

Dated: April 8, 2011